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SEC FILE NUMBER
8-71244

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 02/10/25 (MM/DD/YY) AND ENDING 07/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ACANTHUS U.S. LIMITED

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10-12 BLANDFORD STREET

(No. and Street)

LONDON	UK	W1U 4AZ
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

KEITH GEORGE	(212) 668-8700	kgeorge@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company

(Name – if individual, state last, first, and middle name)

325 North Saint Paul St., Suite 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

September 18, 2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Denys Paul Wilfred Wilkinson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Acanthus U.S. Limited, as of 7/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Acanthus U.S. Limited

Financial Statements and Supplemental Information
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

For the period February 10, 2025 to July 31, 2025

With Report of Independent Registered Public Accounting Firm

Contents
For the period February 10, 2025 to July 31, 2025



**Report of Independent Registered Public Accounting Firm**

To the Member and those charged with governance
Acanthus U.S. Limited

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Acanthus U.S. Limited (the Company) as of July 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the period from February 10, 2025 through July 31, 2025, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of July 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2024.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
September 25, 2025

Statement of Financial Condition
July 31, 2025

ASSETS

Cash	$	112,227
Prepaid expenses		811
Other assets		135
TOTAL ASSETS	$	113,173

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts payable - related parties		7,214
Accrued expenses	$	9,000
TOTAL LIABILITIES	$	16,214

MEMBERS' EQUITY

TOTAL MEMBERS' EQUITY		96,959
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	113,173

See accompanying notes to financial statements

3

Statement of Operations
For the period February 10, 2025 to July 31, 2025

REVENUE:

Interest income	$	-
Other income		-
		-

OPERATING EXPENSES:

Compensation and benefits	$	8,600
Professional fees		63,517
Regulatory fees		190
Occupancy		22,861
Telecommunications		458
Office supplies		88
Other expenses		31
Total operating expenses		95,745

NET LOSS	$	(95,745)

See accompanying notes to financial statements

Statement of Changes in Members' Equity
For the period February 10, 2025 to July 31, 2025

	Total Members' Equity
Balance, February 9, 2025	$ 168,000
Net loss	(95,745)
Non-Cash Contributions	24,704
Balance at July 31, 2025	$ 96,959

See accompanying notes to financial statements

Acanthus U.S. Limited

Statement of Cash Flows
For the period February 10, 2025 to July 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(95,745)
Non-Cash Contributions:		24,704
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Decrease in prepaid expenses		1,274
Increase in other assets		(135)
Increase in accrued expenses		9,000
Increase in accounts payable -related parties		5,129
Net cash used in operating activities		(55,773)
NET DECREASE IN CASH		(55,773)
CASH AT BEGINNING OF PERIOD		168,000
CASH AT END OF PERIOD	$	112,227
Supplemental cash flow disclosures:		
Cash paid for interest	$	-
Cash paid for Income taxes	$	-

See accompanying notes to financial statements

6

Notes to Financial Statements
For the period February 10, 2025 to July 31, 2025

1. Organization and Nature of Business

Acanthus U.S. Limited (the "Company") is a Delaware Limited Liability Company organized on February 10, 2025. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is authorized to engage in securities transactions, including private placements, as a capital acquisition broker. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company has adopted July 31 as its fiscal year-end. The Company is owned 75% by Denys Paul Wilfred Wilkinson, Owner. The Company operates as an introducing broker-dealer, facilitating securities

transactions, including private placements, primarily through subscription agreements. As a capital acquisition broker, the Company is subject to specific regulatory requirements and is exempt from Securities and Exchange Commission Rule 15c3-3. The accompanying financial statements present the financial position, results of operations, and cash flows of the Company on a stand-alone basis.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates
The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents
Cash consists of deposits with banks. The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Recognition of Revenue
The Company will recognize revenue in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 606 – Revenue from Contracts with Customers. Under ASC 606, revenue is recognized when control of the promised goods or services is transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services.

The Company recognizes revenue when its performance obligation is completed, based on the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Leases
The company complies with ASC Topic 842 Leases ("Topic 842"). The company adopted the practical expedient to not recognize right-of-use assets and lease liabilities for leases with a term of less than 12 months. The adoption of Topic 842 had no impact on the financial statements or disclosures.

Notes to Financial Statements
For the period February 10, 2025 to July 31, 2025

Recent Accounting Pronouncements

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance. The Company is engaged in a single line of business as a registered securities broker-dealer, primarily facilitating the private placement of securities. The Company has identified its CCO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, primarily in the forecasting process, to manage the Company. Moreover, the CODM uses excess net capital (see footnote 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The information presented to the CODM is in the same form as it is presented on the accompanying Statement of Income. The Company's operations constitute a single operating segment, and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The significant income and expenses of the segment are reported on the accompanying income statement of this report.

Related Party Transactions

The Company is owned directly by an individual who also owns its affiliate, Acanthus Capital Limited ("Affiliate"), under common control. On May 10, 2024, the Company entered into an Expense Sharing Agreement ("ESA") with the Affiliate, approved by the Financial Industry Regulatory Authority ("FINRA"), under which the Company incurs 10% of certain shared expenses (compensation, rent, and information technology) incurred by the Affiliate.

During the period from February 10, 2025, to July 31, 2025, the Company recorded $31,919 of expenses under the ESA; $8,600 in compensation, $22,561 in rent, and $458 in information technology. These expenses were paid by the Affiliate on the Company's behalf, and $24,705 of these expenses are recorded as a non-cash capital contribution to members' equity, as confirmed by the Affiliate with no expectation or liability for repayment by the Company.

3. Income Taxes

The company does not pay income taxes on its taxable income. Instead, the items of taxable income and expense are reported on the Parent company's tax return. As of July 31, 2025, the Parent's income tax returns for the years 2020 through 2024 remain open for possible examination.

The Company follows the FASB guidance for how uncertain tax positions should be recognized, measured, disclosed, and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken while preparing the Company's tax returns to determine whether the tax positions are "more likely-than-not" or being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. The Company is not currently under audit by any tax jurisdiction.

Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions on May 31, 2025.

4. Commitments and Contingencies

The Company might be involved in legal matters that arise periodically in the ordinary course of business. At this time, the Company is not aware of any legal matters or customer complaints that are believed to be material to the Company's results of operations or financial condition.

Notes to Financial Statements
For the period February 10, 2025 to July 31, 2025

5. Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At July 31, 2025, the Company had net capital of $96,115 which exceeded the required net capital of $5,000 by $91,115. The Company's percentage of aggregate indebtedness to net capital was 17%.

6. Subsequent Events

The Company has evaluated subsequent events through the date of issuance of these financial statements. Based on this evaluation, the Company has determined that no events have occurred that were to be recognized or disclosed in the financial statements.

Acanthus U.S. Limited

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934
As of July 31, 2025

SCHEDULE I

TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$	96,959
NON-ALLOWABLE DEDUCTIONS AND/OR CHARGES:		
Prepaid expenses		811
NET CAPITAL	$	96,148
HAIRCUTS:		33
NET CAPITAL	$	96,115
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
Excess net capital	$	91,115
Net capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	90,115
AGGREGATE INDEBTEDNESS	$	16,214
Percentage of aggregate indebtedness to net capital		17%

There are no material differences between the preceding computation and the Company's most recently filed Part II of Form X-17A-5 as of July 31, 2025.

See Report of Independent Registered Public Accounting Firm

**SCHEDULE II - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 (EXEMPTION)**

The Company is considered a "Non-Covered Firm" exempt from 15c3-3 by relying on footnote 74
to SEC Release 34-70073 and therefore, is not required to maintain a special reserve bank account
for the exclusive benefit of customers.

**SCHEDULE III - Information for Possession or Control Requirements
Under Rule 15c3-3 (EXEMPTION)**

The Company is considered a "Non-Covered Firm" exempt from 15c3-3 by relying on footnote 74
to SEC Release 34-70073 and therefore, is not required to maintain a special reserve bank account
for the exclusive benefit of customers.

See Report of Independent Registered Public Accounting Firm



Report of Independent Registered Public Accounting Firm

To the Member and those charged with governance
Acanthus U.S. Limited

We have reviewed management's statements, included in the accompanying Exemption Report, in which
Acanthus U.S. Limited (the Company) stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;

2. The Company is filing an Exemption Report relying on Footnote 74 of SEC Release No. 34-70073
    adopting amendments to 17 C.F.R. § 240.17a-5 because the Company did not conduct securities
    business throughout the year ended July 31, 2025;

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for
    or to customers (other than money or other consideration received and promptly transmitted in
    compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4); (2) did not carry accounts of or
    for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R.
    § 240.15c3-3) throughout the year ended July 31, 2025 without exception.

The Company's management is responsible for its statements and compliance with the exemption
provisions.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight
Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence
about:

Whether the Company did not conduct securities business during the year and (1) did not directly or
indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other
consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. §
240.15c2-4); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of
broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the year ended July 31, 2025 without
exception.

A review is substantially less in scope than an examination, the objective of which is the expression of an
opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's
statements referred to above for them to be fairly stated, in all material respects, based on the provisions
set forth in 17 C.F.R. § 240.15c3-3 and 17 C.F.R. § 240.17a-5.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
September 25, 2025

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

Acanthus U.S. Limited Exemption Report

Acanthus U.S. Limited (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company did not conduct any securities business or engage in any business activities during the most recent fiscal year.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Wilf Wilkinson, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

Wilf Wilkinson
Chief Executive Officer